UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on December 31, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 6, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on December 31, 2003. Attached is a summary of such consolidated financial information. The report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF THE FINANCIAL STATEMENTS OF THE PERIOD ENDED DECEMBER 31, 2003, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages

Consolidated Financial Statements as of December 31, 2003 3- 7

Management's Analysis of Consolidated Financial Statements

Results of Gener S.A. for the period ended December 31, 2003 8-22

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT December 31, 2003 AND 2002

ASSETS	2003	2003	2.003
	ThCh$	ThCh$	Th US$
Current assets
Cash	3,413,411	4,562,737	5,748
Time deposits	10,131,263	22,763,614	17,062
Marketable securities	4,789,841	5,056,585	8,066
Accounts receivable	29,367,132	33,987,117	49,456
Notes receivable	258,692	627,311	436
Sundry accounts receivable	2,408,108	2,534,308	4,055
Accounts and notes receiv. from rel. companies	177,716,242	2,564,043	299,286
Inventories	11,449,929	22,111,796	19,282
Recoverable taxes	776,008	4,555,959	1,307
Prepayments	2,373,731	6,729,461	3,998
Diferred taxes	1,218,440	733,123	2,052
Other current assets	47,507,952	16,811,181	80,007

Total current assets	291,410,749	123,037,235	490,756

Property, Plant and Equipment
Land	8,018,338	8,497,760	13,503
Constructions and infrastructure	735,586,788	817,701,318	1,238,779
Machinery and equipment	959,752,893	1,014,217,966	1,616,290
Other property, plant and equipment	8,116,417	11,542,843	13,669
Technical revaluation	42,213,625	42,213,625	71,091
Depreciation	(569,432,257)	(540,841,642)	(958,963)
Net property, Plant and Equipment	1,184,255,804	1,353,331,870	1,994,368

Other Non - Current Assets
Investment in related companies	117,336,935	122,551,825	197,603
Goodwill	8,307,248	9,394,718	13,990
Negative goodwill	0	0	0
Long-term accounts receivable	7,462,123	6,638,194	12,567
Long-term receivables from related companies	3,030,514	222,364,229	5,104
Diferred long-term taxes	0	0	0
Intangibles	5,932,016	5,909,735	9,990
Amortization of intangibles	(4,319,893)	(4,123,833)	(7,275)
Other	43,630,247	64,073,581	73,476

Total other non-current assets	181,379,190	426,808,449	305,455

TOTAL ASSETS	1,657,045,743	1,903,177,554	2,790,579

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002
	2003	2002	2003
LIABILITIES AND SHAREHOLDERS EQUITY	ThCh$	ThCh$	Th US$

Current Liabilities
Short-term bank liabilities	4,217,444	12,391,617	7,102
Short-term portion of long-term bank liabilities	12,619,457	16,679,213	21,252
Bonds payable	31,795,165	41,490,179	53,545
Short-term portion of long-term liabilities	3,856,460	14,401,133	6,495
Dividends payable	113,715	148,679	192
Accounts payable	38,115,648	40,192,011	64,189
Notes payable	0	0	0
Sundry payable	0	836	0
Accounts and notes payable to rel. companies	1,203,087	1,325,954	2,026
Provisions	6,810,790	7,482,584	11,470
Withholdings	640,387	1,176,627	1,078
Income Taxes payable	2,829,902	231,540	4,766
Uninvoiced income	40,146	386,259	68
Deferred taxes	0	0	0
Other current liabilities	0	0	0
Total current liabilities	102,242,201	135,906,632	172,183

Long -Term Liabilities
Long-term bank liabilities	169,589,268	239,949,234	285,600
Bonds payable	523,072,628	679,781,328	880,890
Notes payable	617,522	2,495,447	1,040
Long-term payables to related companies	0	0	0
Provisions	21,743,863	21,498,865	36,618
Diferred long-term taxes payable	9,056,636	9,973,743	15,252
Other	15,038,508	27,870,917	25,326
Total long-term liabilities	739,118,425	981,569,534	1,244,726

Minority Interest	7,081,233	6,897,036	11,925

Shareholders Equity
Paid-in capital	660,615,361	660,615,361	1,112,522
Technical revaluation reserve	0	0	0
Share premium	29,535,351	29,535,351	49,740
Other reserves	53,509,290	51,035,492	90,113
Future dividends reserve	5,292,019	4,877,585	8,912
Retained earnings	5,973,400	0	10,060
Retained losses	0		0
Net income for the period	53,678,463	32,740,563	90,398
Interim dividends	0	0	0
Subsidiary development stage deficit	0	0	0
Total shareholders equity	808,603,884	778,804,352	1,361,744
TOTAL LIABILITIES AND SHAREHOLDERS` EQUITY	1,657,045,743	1,903,177,554	2,790,579

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED DECEMBER 31

	2003	2002	2003
	ThCh$	ThCh$	Th US$

Operating results:
Operating revenue	362,331,891	374,256,509	610,192
Operating expense	(235,313,885)	(234,086,201)	(396,285)
Gross profit	127,018,006	140,170,308	213,907

Administration and sales costs	(17,064,745)	(21,120,596)	(28,738)

Operating income	109,953,261	119,049,712	185,169
			262,603
Non-Operating results
Financial income	22,793,521	36,315,179	38,386
Share of net income of related companies	9,835,946	1,799,119	16,564
Other non-operating income	2,874,234	6,801,868	4,840
Share of loss of related companies	(18,901)	(2,184,180)	(32)
Amortization of goodwill	(753,016)	(995,061)	(1,268)
Financial expense	(54,855,274)	(73,441,943)	(92,380)
Other non-operating expenses	(15,774,621)	(30,157,396)	(26,566)
Price-level restatement	(45,641)	1,420,194	(77)
Foreign exchange variation	(13,560,659)	(19,526,991)	(22,837)

Non-operating income (expense)	(49,504,411)	(79,969,211)	(83,369)

Income before income taxes and minority interest	60,448,850	39,080,501	101,800
Income taxes	(4,748,386)	(4,498,298)	(7,997)
Minority interest	(2,022,001)	(1,841,640)	(3,405)
Amortization of negative goodwill	0	0	0

Net income	53,678,463	32,740,563	90,398

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31

	Current	Current	Current
	From 01.01.2003	From 01.01.2002	From 01.01.2003
	To 12.31.2003	To 12.31.2002	To 12.31.2003
	ThCh$	ThCh$	ThUS$
Cash Flow from operating activities
Collection of accounts receivable	372,716,812	388,855,427	627,681
Financial income received	3,014,797	4,369,025	5,077
Dividends and ither distributions received	0	691,528	0
Others Income received	10,755,609	3,695,937	18,113
Payment to suppliers and personnel	(182,572,209)	(210,818,188)	(307,464)
Financial expenses	(46,992,909)	(73,824,503)	(79,139)
Payments for income taxes	(72,047)	(170,806)	(121)
Others expenses	(13,707,106)	(15,288,740)	(23,084)
VAT and Others Similar Items paid	(23,462,674)	(23,494,735)	(39,513)
NET CASH PROVIDED BY OPERATING ACTIVITIES	119,680,273	74,014,945	201,550
Cash Flow from financing activities
Proceeds from issuance of shares	0	7,045	0
Borrowings from banks and others	0	23,187,333	0
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	0	0	0
Dividends paid	(31,356,233)	(3,020,718)	(52,806)
Capital decrease	0	0	0
Payments of loans	(65,197,506)	(87,311,473)	(109,797)
Payments of bonds	(24,402,678)	(32,545,705)	(41,096)
Payments of loans from related companies	0	0	0
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	(220,722)	0	(372)
Others financing activities	(1,601,977)	(745,074)	(2,698)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(122,779,116)	(100,428,592)	(206,768)
Cash Flow from investing activities
Sales of properties, plants and equipments	627,179	2,719,146	1,056
Sales of permanent investments	11,676	5,009,073	20
Sales of other investments	0	0	0
Proceeds from loans to related companies	28,405,994	0	47,838
Other investing activities	9,627,307	0	16,213
Acquisition of fixed assets	(2,611,357)	(4,307,448)	(4,398)
Payment of capitalized interest	(194,485)	(610,649)	(328)
Permanent Investments	(579,454)	(1,009,849)	(976)
Investment in financial instruments	(5,418,568)	0	(9,125)
Loans to related companies	0	0	0
Others investing activities	(1,561,893)	(5,461,374)	(2,630)
NET CASH USED IN INVESTING ACTIVITIES	28,306,399	(3,661,101)	47,670
NET DECREASE IN CASH AND CASH EQUIVALENTS	25,207,556	(30,074,748)	42,451
Price-level restatement of cash and cash equivalent	(8,401,824)	4,137,391	(14,149)
NET DECREASE OF CASH AND CASH EQUIVALENTS	16,805,732	(25,937,357)	28,302
Cash and Cash equivalents at beginning of year	40,353,176	66,290,533	67,958
CASH AND CASH EQUIVALENTS AT END OF YEAR	57,158,908	40,353,176	96,260

	Current	Current	Current
RECONCILIATION BETWEEN NET INCOME FOR	From 01.01.2003	From 01.01.2002	From 01.01.2003
THE PERIOD AND NET CASH FLOWS PROVIDED	To 12.31.2003	To 12.31.2002	To 12.31.2003
BY OPERATING ACTIVITIES	ThCh$	ThCh$	ThUS$

Net income	53,678,463	32,740,563	90,398

Sales of Assets	(623,973)	6,795,744	(1,051)
Gain on sales of property, plant and equipment	(623,973)	1,091,645	(1,051)
Gain on sales of investments	0	0	0
Losses on sales of investements	0	5,704,099	0
Gain on sales of others assets	0	0	0

Adjustements to reconcile net income to
net cash provided by operating activities	62,464,229	66,579,446	105,194
Depreciation	45,980,590	50,070,542	77,434
Amortization of intangibles	917,466	257,639	1,545
Provisions and writte-offs	9,225,670	5,591,039	15,537
Participation in net income of related companies	(9,835,946)	(1,799,119)	(16,564)
Participation in net loss of related companies	18,901	2,184,180	32
Amortization of goodwill	753,016	995,061	1,268
Amortization of negative goodwill	0	0	0
Price-level restatement	45,641	(1,420,194)	77
Exchange difference	13,560,659	19,526,991	22,837
Others credits to income that do not represent cash flow	(340,315)	(13,039,991)	(573)
Others debts to income that do not represent cash flow	2,138,547	4,213,298	3,601

Change in operating assets	(1,812,025)	(31,819,224)	(3,052)
Increase of accounts receivable	(2,331,303)	(1,698,294)	(3,926)
Increase of inventories	10,591,787	4,341,235	17,837
Decrease of others assets	(10,072,509)	(34,462,165)	(16,963)

Change in operating lialbilities	3,951,578	(2,123,224)	6,655
Increase (decrease) of accounts payable to related companies	(2,898,286)	(13,834,522)	(4,881)
Increase (decrease) of interest payable	5,634,888	(2,542,385)	9,490
Increase (decrease) net of income taxes payable	708,795	11,150,621	1,194
Increase in others accounts payable related to non-operating results	730,887	1,193,142	1,231
Increase (decrease) of VAT and other similar payables	(224,706)	1,909,920	(378)

Income of minority interest in net income	2,022,001	1,841,640	3,405

Net cash provided by operating actrivities	119,680,273	74,014,945	201,550

Management and Discussion Analysis

Results of AES Gener S.A. at December 31, 2003

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. ("Gener") at December of the year 2003, and explains the most important changes that have occurred with respect to the same period of the previous year. Next, we provide a summary of the information contained in those Statements. All currency amounts are stated in constant Chilean pesos at December 31, 2003 purchasing power; accordingly, all comparisons refer to real changes between that date and December 31, 2002.

The Company's assets and liabilities have been valued and presented in accordance with accounting criteria and standards explained in detailed in the respective notes to the Consolidated Financial Statements of the Company.

  Summary

  Comparative Analysis and explanation of the main observed trends

    Liquidity
		December	December
Liquidity		2003	2002
Current assets/ Current liability	(times)	2.85 1,22	0.91 0,93
Acid ratio	(times)	0.18 0,43	0.24 0,15

    Liquidity ratio showed a considerably increased by 0.91 to 2.91, due to the decrease in current liability by 5% and an increase by 137 % of current assets. The variation of Current Assets is explained mainly by the transfer to the short term of the mercantile account with the holding company Inversiones Cachagua of $174.566 million and the increase in other current assets by $30.697 million. This effect was offset by the decrease in (i) long term deposits by $12.632 million, (ii) existences by $10.662 million, (iii) sales debtors by $4.620 million, (iv) expenses paid in advanced by $4.356 million and (v) return-on taxes by $3.780 million. Decrease in long term deposits is explained by transfer of funds in long term deposits of repurchase agreement in Electrica Santiago subsidiary; existence variation is due to decrease in Gener's coal existence and in-transit imported gas at Electrica Santiago subsidiary; decrease in expenses paid in advanced is originated in Gener and ETFC and Gener Argentina subsidiaries; decrease in return-on taxes is caused by the increase of repurchase agreement rights in US dollars in Gener and Electrica Santiago and pesos due to higher cash surplus.

    Current liability decrease by 25%, explained mainly by (i) the decrease in bonds payment by $9.695 million, primarily by Termoandes and Interandes amortization and the effect of exchange rate decrease in obligations denominated in dollars; (ii) the decrease in long term liabilities with one year maturity by $10.544 million explained by import duties write-off in Norgener and Electrica Santiago subsidiaries and amortizations of Energy Trade subsidiary related with ABN and Morgan Stanley liabilities; and (iii) the decrease in bank liabilities and financial liabilities by $12.234 million, primarily due to amortizations of Energy Trade subsidiary related with the liabilities mentioned above and Chivor subsidiary loan amortization.

    y valores negociables se debe principalmente a mayores saldos en las filiales Eléctrica Santiago, Chivor y Energía Verde. Las existencias disminuyeron por el mayor consumo de carbón asociado a la mayor generación térmica durante el período y adicionalmente como resultado del menor número de embarques comprados producto de la disminución de ventas a clientes industriales.

    Indebtdness
		December	December
Indebtdness		2003	2002
Total liabilities/ Equity	(times)	1,03 1,20	1,42 1,59
Current liabilities/Total liabilities	(times)	0,12 0,11	0,12 0,12
Long term liabilities /Total liabilities	(times)	0,88 0,89	0,88 0,88
Total liabilities	(million Ch$)	841,361 967.209	1,117,476 1.219.621
Coverage financial expenses	(times)	2,10 2,19	1,53 1,44

    Ratios between total liability and equity decreased as a consequence of the decrease in liabilities ($276.115 million), due to amortizations performed since December of 2002 mainly by subsidiaries and the decrease in exchange rate. Also, the increase in equity by $29.800 million due to higher cumulated profits during the year 2003.

    Long term liabilities showed a decreased by 25,3% (equivalent to $242.451million), due to: (1) significant reduction in Termoandes and Interandes liabilities, since December 2002, including purchases in which Gener is obliged to incur according to Bank of America agreement; (2) decrease in bank liabilities and financial liabilities of Chivor and Energy Trade subsidiaries; and (3) decrease in Others long term liabilities account due to Mitsubishi credit amortization of Norgener subsidiary.

    The coverage of financial expenses improved as a consequence of annual balance before taxes($20.938 million) and decrease of financial expenses, related to amortizations of the period and decrease of interest rate applicable to Chivor loan ($18.587 million).

    Activity
		December	December
Capital		2003	2002
Shareholders' equity	(million Ch$)	808,604	778,804
Net property, land and equipment	(million Ch$)	1,184,256	1,353,332
Total assets	(million Ch$)	1,657,046	1,903,178

    Results
		December	December
Results		2003	2002
Operating income	(million Ch$)	362,332	374,257
Operating costs	(million Ch$	(235,314)	(234,086)
Operation income	(million Ch$)	109,953	119,050
Financial expenses	(million Ch$)	(54,855)	(73,442)
Non operating income	(million Ch$)	(49,504)	(79,969)
R.A.I.I.D.A.I.E. (1)	(million Ch$)	74,808	58,182
E.B.I.T.D.A. operational(2)	(million Ch$)	156,851	169,378
Gains (loss) of the period	(million CH$)	53,678	32,741

    (1)Corresponds to the following entries of income statement: Results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

    (2) Corresponds to the following entries of income statement: Operation income, plus depreciation of fiscal year and higher intangible amortization.

    Operating Revenues

    Our consolidated operating revenues decreased by Ch$11,925 million to Ch$362,332 million in 2003 from Ch$374,257 million in 2002. This decrease was mainly due to: (1) a Ch$3,058 million decrease in revenues from energy and capacity sales in Chile, attributable to higher capacity reconciliation settlement payments received during the first quarter of 2002, (2) a Ch$5,915 million decrease in revenues from fuel sales, consulting services and other sales to third parties, and (3) a Ch$2,951 million decrease in revenues in the Colombian electricity sales market. Although U.S. dollar-denominated revenues in Colombia increased significantly, exchange rate declines resulted in decreased peso-equivalent revenues. Electrical capacity reconciliation settlement payments are determined by the CDECs in each of the SIC and the SING at the beginning of each year with respect to the prior year, may be positive or negative in any given year and are applied to revenue in the year of determination.

    The contribution over total sales of the different markets where the Gener group operates were as follows: SIC 46%, SING 24%, Colombia 22%, fuel sales and technical assistance to third parties 8%.

    Cumulate distribution of physical energy sales expressed in GWh at December 2003 and 2002 was as follows:

					2003
	March	June	September	December	Cumulate
SIC	1,563	1,642	1,678	1,645	6,528	43%
SING	762	795	820	394	2,771	18%
R.M. 88/2002 sales	34	39	39	36	148	1%
Colombia	1,146	1,322	1,901	1,447	5,816	38%
Total	3,505	3,798	4,438	3,522	15,263

					2002
	March	June	September	December	Cumulate
SIC	1,662	1,706	1,499	1,582	6,449	41%
SING	766	796	722	402	2,686	17%
R.M. 88/2002 sales	41	42	40	34	158	1%
Colombia	1,283	1,727	2,018	1,311	6,339	41%
Total	3,752	4,271	4,279	3,329	15,632

    Sistema Interconectado Central (SIC):

    Revenues from our electricity operations in the SIC were Ch$166,798 million in 2003, as compared to Ch$162,287 million in 2002, primarily due to an increase in capacity sales. Revenues from capacity sales increased by Ch$4,163 million in 2003 primarily as the result of higher prices, as physical sales of capacity remained virtually unchanged in 2003. Revenues from energy sales in the SIC increased by Ch$347 million in 2003 primarily due to a 1% increase in physical sales of electricity, which was partially offset by a 0.9% decrease in the average sale price per unit sold. The increase in physical sales was due to increased sales to Chilectra of 188 GWh, partially offset by decreased sales to Chilquinta of 81 GWh.

    Sistema Interconectado del Norte Grande (SING):

    Revenues generated by our activities in the SING decreased by Ch$7,569 million to Ch$85,893 million in 2003 from Ch$93,462 million in 2002. This decrease was primarily due to a decrease in capacity revenues of Ch$5,765 million, which resulted primarily from the Ch$9,769 million net effect of an extraordinary capacity reconciliation settlement for the years ended 2000 and 2001 that positively affected our operating income in the first quarter of 2002. The reconciliation settlement adjusted 2000 and 2001 capacity payment distributions among SING generators, and it is not expected to occur in the future. Energy sales also decreased by Ch$1,804 million in 2003 due to a decrease in the average sale price.

    Sistema Interconectado Nacional Colombiano (SIN):

    Chivor's revenues decreased by Ch$2,951 million to Ch$78,664 million in 2003 from Ch$81,615 million in 2002, mainly due to exchange rate declines. Although U.S. dollar denominated revenues in Colombia increased significantly, peso-equivalent revenues decreased. U.S. revenues denominated in dollars but paid in Colombian pesos increased, mainly as a result of higher revenues from services provided for transmission frequency regulation. These higher revenues were partially offset by a 523 GWh decrease in physical sales in 2003, mainly due to lower physical sales on the spot market. Although in Colombian pesos the average spot market price increased to Col$67/kWh in 2003 from Col$49/kWh in 2002, and the average sale price to contracted customers increased to Col$74/kWh in 2003 from Col$65/kWh in 2002, these increases were insufficient to offset the overall decrease in physical sales. Average Colombian peso sale prices increased in 2003 due to the effects of the El Nino weather phenomenon, which caused a reduction in hydrological resources in almost the entire Colombian system.

    Other Businesses:

    Our other revenues are comprised mainly of coal and natural gas sales to third parties and steam sales to industrial clients through our subsidiary, Energía Verde. Other revenues decreased by Ch$5,915 million to Ch$30,977 million in 2003 from Ch$36,892 million in 2002. This decrease was primarily due to a Ch$7,819 million decrease in coal sales to industrial customers and a Ch$1,720 million decrease in sales to Guacolda. In terms of sales volume, tonnage decreased by approximately 132 thousand metric tons, as a result of lower sales to industrial clients. Large volumes of coal are sold in bidding processes. Therefore, fluctuations in quantities sold may vary from year to year.

    Operating Costs

    The proportion of fixed and variable operating costs with respect to total operating is shown in the following table:

	January to December (MM$)
	2003		2002
Variable operating costs	166,497	71%	162,737	70%
Fixed operating costs	68,817	29%	71,349	30%
TOTAL	235,314	100%	234,086	100%

    Operating expenses increased by Ch$1,228 million to Ch$235,314 million in 2003 from Ch$234,086 million in 2002 primarily as a result of an increase in variable costs partially offset by a decrease in fixed costs, as explained in greater detail below. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with Boletín Técnico No. 64 of the Colegio de Contadores de Chile, or Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

    Variable Costs

    Our variable costs consist primarily of purchases of electricity and capacity on the spot market, fuel consumption, mainly natural gas by Eléctrica Santiago and TermoAndes, and purchases of coal by AES Gener S.A. and Norgener. Variable costs increased by Ch$3,760 million to Ch$166,497 million in 2003 from Ch$162,737 million in 2002, primarily as the result of a Ch$8,899 million increase in electricity purchases and a Ch$8,124 million increase in fuel consumption, partially offset by a Ch$9,062 million decrease in the cost of fuel sales and a decrease in capacity purchases of Ch$1,135 million.

    Chile

    Variable costs for our Chilean Operations consist primarily of purchases of energy and capacity on the spot market in the SIC and the SING and fuel consumption. Variable costs for our Chilean Operations increased by Ch$3,556 million to Ch$135,983 million in 2003 from Ch$132,427 million in 2002.

    Energy purchases in the SIC increased by Ch$7,056 million in 2003 as compared to 2002 due to an increase in the average purchase price partially offset by a 2.3%, or 690 GWh, decrease in the amount of energy purchased. During 2003, our thermal generation in the SIC increased to 2,925 GWh from 2,146 GWh during 2002, but was partially offset by 136 GWh decrease in hydroelectric generation in 2003, mainly due to the maintenance and repair of our Alfalfal plant. Capacity purchases in the SIC decreased by Ch$710 million in 2003 as compared to 2002 due to the positive net effect of readjustments of Ch$374 million and a 4% (245 MW) decrease in amounts purchased.

    Energy purchases in the SING increased by Ch$1,640 million and 235 GWh in 2003 as compared to 2002, mainly as a result of the unexpected generation of Norgener units in 2002. In the SING, net generation (gross generation less own consumption) decreased by 20 GWh to 2,031 GWh in 2003 from 2,051 GWh in 2002. This decrease was caused by lower generation of Norgener, which was partially offset by the 180 GWh increase in generation by our TermoAndes plant due to a regulatory change in June 2003 that increased the maximum level of dispatch for combined-cycle units operating in the SING from 220 MW to 240 MW during peak periods. The increase was partially offset by a 155 GWh decrease in generation by Norgener, which substantially increased its generation during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile. Capacity purchases in the SING decreased by Ch$799 million in 2003 as compared to 2002 due to the positive net effect of Norgener's capacity reconciliation settlements and a decrease in the average purchase price.

    Fuel consumption increased by Ch$8,124 million in 2003 as compared to 2002 due to an 804 GWh increase in thermal generation, primarily as the result of a 541 GWh increase in generation by Eléctrica Santiago due to higher requirements imposed by the SIC.

    Colombia

    Variable costs for our Colombian Operations, which consist primarily of purchases of energy on the spot market, decreased by Ch$1,867 million to Ch$37,006 million in 2003 from Ch$38,873 million in 2002, mainly due to lower costs of technical assistance, connection costs and expenses related to an environmental tax (Law No. 99) that is imposed on the amounts of energy generated during the year. A 193 GWh increase in energy purchases in 2003 was partially offset by a decrease in exchange rates resulting in lower peso-equivalent amounts.

    Fixed Costs

    Our fixed costs consist primarily of maintenance costs and salaries of technical personnel. Fixed costs decreased by Ch$2,532 million to Ch$68,817 million in 2003, from Ch$71,349 million in 2002. The decrease was the result of a decrease in depreciation of Ch$4,085 million, mainly due to the exchange rate effect on our foreign subsidiaries, Chivor and TermoAndes, partially offset by an increase in operating and maintenance fixed costs of Ch$1,553 million.

    Administrative and Selling Expenses

    Our administrative and selling expenses consist primarily of administrative personnel salaries, services rendered by third parties and insurance premiums. Administrative and selling expenses decreased by Ch$4,056 million to Ch$17,065 million in 2003 from Ch$21,121 million in 2002. This decrease was mainly due to a Ch$4,169 million decrease in services rendered by third parties and in other items relating to legal and advisory fees incurred in connection with Chivor's debt refinancing during 2002. This reduction was offset by a Ch$716 million increase in insurance costs and information technology systems and communications expenses.

    Operating Incomes

    Operating income decreased by Ch$9,097 million to Ch$109,953 million in 2003 from Ch$119,050 million in 2002. This decrease was primarily due to a higher capacity settlement of Ch$8,220 million in 2002, as a result of the extraordinary impact on operating income in the first quarter of 2002 resulting from a Ch$9,769 million capacity reconciliation settlement in the SING for 2000 and 2001. Excluding the net effect of aggregate capacity settlements in the SING of Ch$9,579 million, operating income decreased by Ch$876 million in 2003, mainly due to an increase in the average energy purchase price in the SIC and higher fuel consumption, offset by higher income on capacity sales.

    Non Operating Incomes

    Non operating Incomes
	January to December (MM$)
	2003	2002
Fiinancial incomes	22,794	36,315
Other non operating incomes	2,874	6,802
Total non operating incomes	25,668	43,117

    Our non-operating income consists primarily of financial income. Our non-operating income decreased by Ch$17,449 million to Ch$25,668 million in 2003 from Ch$43,117 million in 2002. This decrease was primarily due to a Ch$13,521 million decrease in financial income, a decrease in exchange rates and a decrease in interest income related to the intercompany loan between our parent company, Cachagua and us. On May 15, 2003, the interest rate of the account was reduced from 21.14% to 10%. Furthermore, the outstanding balance of US$310 million as of June 30, 2003 was reduced to US$288 million as the result of an amortization payment from Cachagua with the proceeds from our dividend payment on August 5, 2003. As of December 31, 2003, the outstanding balance of this intercompany account, including accrued interest, was US$294 million. Our other non-operating income decreased by Ch$3,928 million, primarily as a result of Ch$2,435 million in revenues that we received from the sale of our headquarters and other properties in 2002.

    Non operating expenses
	January to December (MM$)
	2003	2002
Financial expenses	54,855	73,442
Other non operating expenses	15,775	30,157
Total non operating expenses	70,630	103,599

    Our financial expenses decreased by Ch$18,587 million to Ch$54,855 million in 2003 from Ch$73,442 million in 2002, mainly due to the lower interest rate applied to Chivor's credit obligations and debt amortizations since December 2002 and to lower interest rates applied to our credit obligations with banks and financial institutions, including Energy Trade, Norgener, TermoAndes and InterAndes.

    Our other non-operating expenses in 2003 decreased by Ch$14,382 million to Ch$15,775 million in 2003 from Ch$30,157 million in 2002. This decrease was due to provisions and losses of Ch$7,130 million recorded during 2002 for the sales of our subsidiaries, Oil Gener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias S.A. and our Fell Block assets, and to a decrease of Ch$3,595 million in provisions for the non-conversion premium of our convertible notes as a result of lower exchange rates in 2003 as compared to 2002. These amounts were partially offset by provisions of Ch$1,427 million in 2003 relating to interest rate coverage of TermoAndes and InterAndes. As of December 31, 2003, the credit was overhedged and, according to Chilean accounting rules, we needed to recognize any gain or losses for the portion that was contracted for in excess.

    Investment in related companies
	January to December (MM$)
	2003	2002
Gains from investment in related companies	9,836	1,799
Loss from Investment in related companies	(19)	(2,184)
Amortization of goodwill	(753)	(995)
Total gains (losses) from investment in related companies	9,064	(1,380)

    Income from equity-method investees increased by Ch$10,444 million to Ch$9,064 million in 2003 from a loss of Ch$1,380 million in 2002 due to a Ch$7,082 million increase in equity income from Guacolda and a Ch$2,956 million increase in equity income from Itabo.

    During 2003, Guacolda, which is 50% owned by us, recorded profits of Ch$15,789 million, while in 2002 it recorded profits of Ch$1,637 million. This difference was mainly due to a Ch$23,307 million increase in non-operating income resulting from the positive effects of exchange rates as a result of the reduction in their U.S. dollar-denominated debt and a price level restatement of Ch$22,025 million as compared to 2002. Guacolda's operating income decreased by Ch$7,577 million in 2003 primarily due to a Ch$2,800 million increase in fuel consumption and a Ch$1.530 million increase in energy and capacity purchases.

    Itabo, which is 25% owned by us, recorded profits of Ch$4,832 million in 2003 as compared to losses of Ch$7,333 million in 2002. The improvement was primarily due to a Ch$5,282 million increase in revenues due to more favorable energy and capacity sales agreements in terms of both volumes of physical sales and prices. In addition, Itabo sold electricity to the spot market in 2003 as a result of the higher availability and higher dispatch of its steam-coal units during the year.

    Minority interest

    Minority interest increased by $180 million primarily due to the increase by $2.810 million profit of Eléctrica Santiago subsidiary , in which Gener has 90% of shares

    Price-level Restatement and Exchange Rate Differences

    The price-level restatement generated a loss of $45 million, compared to the $1.420 million profit recorded in the year 2002. The CPI factor applied for the year 2003 considered a variation of 1% compared to a 3% factor used in for the same period of previous year.

    Exchange rate differences generated a negative effect of $13.561 million during the year 2003, compared to $19.527 million losses in the year 2002. It is important to mention that during 2002, the devaluation of Argentine peso negatively affected Argentine investments. The exchange rate showed a nominal appraisal of 17% from the closing of the year 2002 to December 2003, as compared with the nominal devaluation of 10% of the period January-December of the year 2002.

    Tax on Income

    The negative effect on income tax went from $4.498 million in December 2002 to $4.748 million in December of the year 2003. This variation was not important due to less cumulate tax benefits by $177.850 million at December of 2002, compared to $201.168 million at December of 2003.

    Net Non-Operating Loss

    We had a non-operating loss of Ch$49,504 million in 2003, which was Ch$30,465 million lower than the Ch$79,969 million non-operating loss in 2002. The decrease was mainly due to a Ch$18,587 million decrease in interest expenses and other non-operating expenses. In addition, the contribution to net income from equity-method investees increased by Ch$10,444 million.

    Net Income

    Net income increased by Ch$20,937 million to Ch$53,678 million in 2003 from Ch$32,741 million in 2002. The most significant components of this increase were a Ch$30,465 million or 38% decrease in non-operating expenses as a result of a decrease in interest expenses and other non-operating expenses, a Ch$10,444 million improvement in operating results among our equity-method investees, and the positive exchange rate effects of Ch$5,966 million, which offset a 7.6% decrease in our operating income, mainly due to extraordinary income in 2002 from a retroactive capacity reconciliation settlement in the SING.

    La contribución de las inversiones en empresas relacionadas mejoró en $11.086 millones, explicado fundamentalmente por el aumento del resultado devengado de Guacolda ($ 8.422 millones) e Itabo ($2.202 millones).

    Guacolda, en el ejercicio comprendido entre enero y el 31 de diciembre de 2003 tuvo una utilidad de $ 10.023 millones, mientras que en igual período del año anterior, la pérdida ascendió a $ 6.821 millones. La diferencia se explica básicamente, por un menor resultado operacional en $ 3.272 millones (20,6 % inferior a lo obtenido en igual período del año anterior) que se debe fundamente al incremento en los precios de combustibles. Esto fue compensado por los efectos positivos de diferencia de cambio y corrección monetaria 22.276 millones, respecto de igual fecha del año anterior.

    Itabo, en República Dominicana, empresa de la cual AES Gener es dueña de un 25% de la propiedad, tuvo una pérdida por $ 1.472 millones a Diciembre de 2003, la que se compara positivamente con la pérdida por $ 10.278 millones en igual periodo del año 2002.

    Interés minoritario

    El interés minoritario se incrementó $522 millones debido al aumento de $4.549 millones de la utilidad de la filial Eléctrica Santiago, en la cual Gener tiene una participación accionaria del 90%.

    Corrección Monetaria y Diferencias de Cambio

    La corrección monetaria generó una pérdida de $493 millones, comparada a una utilidad de $4.287 millones obtenida en el año 2002. El factor de IPC que se aplica para los primeros nueve meses de 2003 fue 1,21% comparado con un factor de 1,18% utilizado para igual periodo del año anterior.

    Las diferencias de cambio generaron un efecto negativo de $3.869 millones en el año 2003 comparado con pérdidas de $15.263 millones en 2002. Cabe señalar que durante 2002, la devaluación del peso argentino, afectó negativamente las inversiones en Argentina y fue superior a igual periodo del año 2003. El tipo de cambio reflejó una apreciación nominal del peso de 8% desde el cierre del ejercicio 2002 y Diciembre 2003, comparado con una devaluación nominal 9% para el período comprendido desde enero a Diciembre del año 2002.

    Impuesto a la Renta

    El efecto en resultado negativo del impuesto a la renta pasó de $6.602 millones en Diciembre 2002 a $2.571 millones a Diciembre de 2003. Esta variación se explica fundamentalmente por la pérdida tributaria acumulada que pasó de $123.967 millones, a Diciembre de 2002, a $150.601 millones a Diciembre de 2003.

    Utilidad Neta

    A Diciembre de 2003, Gener registró una utilidad de $47.957 millones, mientras que a igual periodo del año anterior obtuvo una utilidad de $18.510 millones. Destaca la mejora de 46% en el resultado fuera de la explotación ($30.149 millones) producto de la disminución de gastos financieros, el resultado de empresas relacionadas y el efecto positivo de tipo de cambio, que compensan la caída de 4% en el resultado de explotación producto de los ingresos extraordinarios recibidos durante el año anterior por la reliquidación retroactiva de potencia en el SING.

    Ratios

		December	December
Profitability		2003	2002
Return-on assets (1)	(%)	3,02	1,71
Return-on-equity (1)	(%)	6,76	4,30
Yield of operating assets(2)	(%)	8,67	8,77
Net income/Share (3)	(pesos)	9,46	5,77
Return dividends/Share	(%)	8,13	0,70

  Return-on-assets and return-on-equity are calculated considering net income as of December of each year.

  Operating assets considered for this rating is the total fixed assets amount.

  Net income per share at December 2003 and 2002 was calculated considering the number of paid-in shares at each dates.

Return-on-assets profitability increased as a result of net income obtained as to December of the year 2003 by $20.938 million, and return-on assets decrease by $246.132 million (reduction of 13%). Return on equity also improve as a result of higher profits during 2003 which offset equity increase ($29.800 million).

Operating assets ratios decreased due to net company's net income decrease by $9.096 million, explained basically by a reduction in the operating income ($11.925 million) which was partially offset by a decrease in administrative and sales expenses ($4.056 million).

Profit per share is explained by an increased of annual balance as it was no variation of the total number of shares.

  Analysis of differences between book values, market and/or economic values of main assets

  Fixed assets decreased by $169.076 million, mainly due to the depreciation of the period and exchange rate variation. It is important to recall that Termoandes, Interandes and Chivor assets are accounted according to the Technical Bulletin N. 64 of the Chilean Association of Accounts, which states that investments are controlled in dollars of the United States of America whenever their activities are not an extension of the parent company and such companies operate in unsteady countries.

  On the other hand, current assets, strongly decrease due to cash disbursement required for certain short term loans payment and as result of the debt reimbursement concentrated basically in the second semester of the year 2002.

  In relation to Other Assets, they showed a decrease by $246,132 million, basically explained by: (i) decrease in accounts receivables to related companies by $219,334 million, basically by the shift of the mercantile current account between Gener and Inversiones Cachagua to the short term, (ii) decrease in related companies investments by $5.215 million related to Itabo goodwill and offset by Guacolda negative goodwill, and (iii) decrease in other assets by $20.443 million due to less deposit balance in dollars by $9.677 related to provision accounts of TermoAndes and InterAndes subsidiaries and the decrease in fiscal loan of Argentine subsidiaries by $4.474 million due to VAT (Value Added Tax) caused by the TermoAndes plant construction and InterAndes transmission line.

  Company assets are valued according to the general accepted accounting principles in Chile and the instructions set out by the Superintendencia de Valores y Seguros (Securities and Insurances Superintendence) showed in Note 2 of the Financial Statement. Based on the present conditions, AES Gener S.A. management believes that presently the economic value of Chivor S.A. E.S.P. and Termoandes and Interandes subsidiaries is less that its respective book value. In the case of Chivor, is a consequence, among others, of the regulatory changes which have considerable reduce its incomes, and also electric price restrictions and lower growth in electricity demand in Colombia. In TermoAndes and InterAndes cases, the main reason are the important overcapacity in the Chilean Northern System and the dispatch restrictions established by CDEC-SING. Nevertheless, in both cases, there are no evidence operations of these companies will permanently show lower incomes to cover all their costs, including fixed assets depreciation. Under these circumstance and according to the Technical Bulletin N. 33, paragraph 25 and Technical Bulletin N. 64, paragraph 47, no adjustment to the book value have been made of the mentioned assets.

  es consecuencia de la venta de Explotaciones Sanitarias durante el último trimestre del año 2002.

  Estimamos que no deberían existir diferencias significativas entre los valores libro y valores económicos de los activos.

  IV. Analysis of the most significant variation occurred during the period, in the market share, in the competence encountered and in relative share.

  Market:
  Gener S.A. generation activity in Chile is basically developed through two main electrical systems, Sistema Interconectado Central (SIC), covering from the south of the II region to the X region , and Sistema Interconectado del Norte Grande (SING), covering from the I region and part of the II region. On the other hand, Gener participates in the Colombian electric market and owns plants in Argentina, which supply the northern system through a transmission line.

  SIC: During the period January-December 2003, the increase in electricity sales on the SIC was 5,8% through the comparison with the year 2002, shows a 4,1% increase. The average marginal cost of the first nine months of 2003 was 16.6% mills/kWh (Alto Jahuel 220 kV) versus 11,8 mills/kWh at same period of previous year.

  SING: The increase in demand for electric energy on the SING during the period January to December 2003 was 10,5%, while during the previous year increase in sales reached 5,5%. The average price during the analyzed period was 14,9 mills/kWh, lower to the average marginal cost of the same period of the year 2002 which was 16,1 mills/kWh. This difference is mainly due to the failure of a Combined Cycle thermal plant during the months of May and December which required a greater performance of more expensive units thus affecting the market prices.

  Colombia: Chivor is one of the main operators on the SIN. During the period January-December 2003, electric demand on the SIN showed an increase by 2,9% regarding same period of previous year. Due to El Niño phenomenon present until the month of May of the present year, Stock marginal average prices in Colombian pesos have increased to a $67,1/kWh level for the year 2003, as compared with $48,7/kWh during the same period of the year 2002. Average price in the stock market, showed in dollars at the representative market rate in Colombia, for the January-December period of the year 2002 and 2003 are $ 19,4 mills/kWh and $23,3 mills/KWh respectively.

  Capability and relative share:

  During the year 2003, the contribution of Gener plant was higher compared to the same period of the year 2002, (5.497 GWh) due to the increase in demand on the SIC. At December of 2003, Gener's group companies, including Guacolda, contributed with the 20,5% of total generation on the SIC, while during the same period of the year 2002 the contribution was 18,7%.

  On the SING, the contribution of the group companies (Norgener and Termoandes) was 18,3% of the total net generation, compared with a 20,5% at December of 2002. This decrease is due mainly to fact that during the first semester of the year 2002 Norgener had an extraordinary generation as a consequence of the breaking of Gasoducto GasAndino.

  In Colombia, Chivor sales represented 17,8% of the total demand for electricity in Colombia, compared to 14,1% at the closing at December of 2002. Due to the business and operating strategy changes real annual generation for the year 2003 is higher than the same period of the year 2002, which originates increase in stock sales for the year 2003.

  V. Description and analysis of the main components of net flows provided by operating, investment and funding activities of the corresponding period.

  In 2003, we generated a positive cash flow of Ch$25,208 million, as compared to a negative cash flow of Ch$30,075 million in 2002.

  Operating activities generated a positive flow of Ch$119,680 million in 2003, which was Ch$45,665 million higher than the Ch$74,015 million recorded in 2002. This increase was due to a Ch$28,246 million decrease in payments to suppliers and personnel, a Ch$26,832 million decrease in interest payments, offset by a Ch$16,139 million decrease in trade accounts receivable and a Ch$1,354 million decrease in accrued financial income.

  Financing activities generated a negative cash flow of Ch$122,779 million in 2003, as compared to a negative cash flow of $100,429 million in 2002. The Ch$22,350 million decrease was mainly due to Ch$22,114 million in loan payments resulting from higher amortizations of Energy Trade during 2002, a Ch$23,187 million increase in loans obtained in 2002 resulting from a Citibank short-term loan that was paid in the same period, a Ch$8,143 million decrease in bond payments, and higher amortizations of TermoAndes, InterAndes and AES Gener S.A. in 2002, partially offset by a Ch$28,336 million increase in dividend payments.

  Investment activities generated positive cash flow of Ch$28,306 million in 2003, as compared with a negative cash flow of Ch$3,661 million in 2002. This difference was primarily due to a Ch$28,406 million increase in loan collections in 2003, mainly from Cachagua, which made two amortization payments in 2003 with dividends received from us.

  Analysis of Market Risk

The company has no formal coverage policies for risk related to exchange rate and interest rate. Although, Management is constantly evaluating alternatives to determine the convenience of performing coverage contracts to minimize above mentioned risks.

Interest rate

At December 31, 2003, 76% Gener long term loans were at affixed rate and 24% at a variable rate. All long term loans at a variable rate were denominated in dollars and accrued Libor rates of interest. At the closing date of financial statement, exposure stems basically from loans of Chivor (283,6 million dollars), Energia Verde S.A. (24 million dollars) and Energy Trade (4 million dollars) subsidiary.

Exchange Rate

At December 31, 2003 almost 97,5% of our long term obligations that accrued interest were exposed to the variation in exchange rate between the US dollar and the Chilean peso. The remaining 2,5% are obligations denominated in UF (Electrica Santiago bond for an equivalent of 1.086.000 UF).

Other risks associated to the electrical market

Tariff setting formula: In general, Gener revenues are related with the node price which is set by the authorities every six months. In Chile, although the main components of the tariff setting formula for the node price are expressed in US dollars prices are fixed in Chilean pesos. Node prices may be readjusted in dollars if they present a negative or positive deviation higher than 10% with regard to the exchange rate to which node price were fixed.

Fuel Price: Gener is a company with mix generation, mainly thermal, fuel price variation, such as coal, natural gas and diesel may change company costs composition.

Natural Gas Supply: Gas is supply from Argentina therefore thermal plants using natural gas may be affected, although, in the case of Electrica Santiago, plant may run with alternative fuel (diesel).

Changes in electrical regulation: In last January, after a long period of discussions the Electric Law was approved and is ready to be enacted. This Law, among others, reduces the price adjustment band from 10% to 5%, and clarifies the form by which transmission costs are determined. From Gener's point of view, transmission costs will not increased significantly.

On October 9 of 2003, was published in the Official Gazette a new regulation modifying the supreme decree N. 327 clarifying toll transmission estimates of the high voltage premises of the system. This modification represents a slight increase in the present transmission costs of the company plants and its subsidiaries, nevertheless, enforcement of the new law will replace this modification.

Composition of operating revenues and costs in foreign currency at December of each year.

Item	Currency	2003	2002
		%	%
Operating	Dollar (US$) (1)	96	95
Revenues	Uf and Indexed Pesos	-	-
	Non indexed Pesos	4	5

Operating	Dollar (US$)	66	64
Costs	UF and Indexed Pesos	16	16
	Non Indexed Pesos	18	20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, February 19, 2004

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of AES Gener's consolidated financial condition and results as of December 31, 2003. Such Form is an English translation of the report that AES Gener filed in Spanish on February 6, 2004 with the Superintendencia de Valores y Seguros de Chile.

The financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer